Unaudited pro forma combined condensed statements of
               operations, of Kellwood Company for the year ended
            January 31, 2001 and the six months ended July 31, 2002, giving effect to the merger of Gerber Childrenswear, Inc.
             into a subsidiary of Kellwood Company on June 26, 2002


                                 INTRODUCTION TO
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

         The following unaudited pro forma combined condensed statements of operations have been prepared to give effect to the merger of Kellwood and Gerber using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to unaudited pro forma combined condensed statements of operations. These pro forma statements were prepared as if the Merger had been completed as of February 1, 2001. The statements of operations for the year ended January 31, 2002 has been prepared with Gerber's results of operations for the 12 months ended December 31, 2001. The statements of operations for the six months ended July 31, 2002 have been prepared with Gerber's results of operations for the period of February 1, 2002 through June 25, 2002. Gerber's results of operations for the period of June 26, 2002 through July 31, 2002 are included in the Kellwood results. Gerber's results of operations for the month ended January 31, 2002, which is not included in these pro forma combined condensed statements of operations, included net sales of $14 million and net income of $1 million.

         The unaudited pro forma combined condensed statements of operations are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the Merger occurred February 1, 2001, nor is it necessarily indicative of the future results of operations. The pro forma combined condensed statements of operations include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and liabilities of Gerber, before any integration adjustments. The final allocation of the purchase price will be determined after an analysis of the purchase price has been completed, and will be based on actual tangible and intangible assets acquired as well as liabilities assumed. Because the unaudited pro forma combined condensed statements of operations are based upon preliminary estimates, the pro forma adjustments may differ materially based upon the final allocation.

         These unaudited pro forma combined condensed statements of operations are based upon the respective historical consolidated financial statements of Kellwood and Gerber and should be read in conjunction with the historical consolidated financial statements of Kellwood and Gerber and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the reports and other information Kellwood and Gerber have on file with the SEC.



                                           KELLWOOD COMPANY
                    UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                FOR THE SIX MONTHS ENDED JULY 31, 2002
                               ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                     HISTORICAL
                            -----------------------------
                             KELLWOOD        GERBER (1)
                             JULY 31,       FEB 1 - JUN        PRO FORMA                PRO FORMA
                               2002           25, 2002        ADJUSTMENTS                COMBINED
                            ------------    -------------     ------------------     -------------------
Net sales..............        $1,034.0            $ 77.1                                      $ 1,111.1
Costs and expenses
Cost of products sold..           827.7              60.6                                          888.3
Selling, general and
   administrative expense         165.2              11.2                                          176.4
Provision for realignment           7.2                                                              7.2
Amortization of
   intangible assets...             2.1               0.0         $ 1.2  (2)                         3.3
Interest expense.......            13.9               0.2                                           14.1
Interest (income) and
   other, net..........           (1.3)             (0.3)                                          (1.6)
                            ------------    --------------    ----------            ---------------------
Earnings before income
taxes..................            19.2               5.4         (1.2)                             23.4
Income taxes...........             6.7               1.8         (0.5)                              8.0
                            ------------    --------------    ----------            ---------------------
Net earnings...........          $ 12.5             $ 3.6        $(0.7)                           $ 15.4
                            ============    ==============    ==========            =====================

Earnings per share
   Basic...............           $0.53             $0.18                                      $0.61 (3)
                            ------------    --------------                          ---------------------
   Diluted.............           $0.52             $0.18                                      $0.60 (3)
                            ============    ==============                          =====================



                                                       KELLWOOD COMPANY
                                UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                             FOR THE YEAR ENDED JANUARY 31, 2002
                                          ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                     HISTORICAL
                            -----------------------------
                             KELLWOOD          GERBER
                              JANUARY         DECEMBER                          PRO FORMA                           PRO FORMA
                             31, 2002         31, 2001                          ADJUSTMENTS                         COMBINED
                            ------------    -------------    -------------------------------------------------     ------------
                                                               (1)          (2)          (3)           (4)

Net sales..............        $2,281.7           $209.5                                                              $2,491.2
Costs and expenses
Cost of products sold..         1,823.6            155.8        $5.5                                                   1,984.9
Selling, general and
   administrative expense         354.8             36.2       (6.5)                                                     384.5
Amortization of
   intangible assets...             9.4              0.0         1.0       ($ 1.0)         $3.3                           12.7
Interest expense.......            34.8            (0.7)         1.3                                    $ 0.9             36.3
Interest (income) and
   other, net..........           (1.2)            (2.7)       (1.3)                                                     (5.2)
                            ------------    -------------    --------    ----------    ---------    ----------     ------------
Earnings before income             60.3             20.9         0.0           1.0        (3.3)         (0.9)             78.0
taxes..................
Income taxes...........            22.6              7.5         0.0           0.4        (1.2)         (0.3)             29.0
                            ------------    -------------    --------    ----------    ---------    ----------     ------------
Net earnings...........          $ 37.7           $ 13.4       $ 0.0          $0.6     ($  2.1)       ($ 0.6)           $ 49.0
                            ============    =============    ========    ==========    =========    ==========     ============

Earnings per share
   Basic...............           $1.66            $0.68                                                             $1.95 (5)
                            ------------    -------------                                                          ------------
   Diluted.............           $1.65            $0.68                                                             $1.94 (5)
                            ============    =============                                                          ============



      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1-BASIS OF PRESENTATION

         On May 15, 2002, Kellwood entered into the Merger Agreement to acquire all the outstanding Gerber Shares. On June 25, 2002 the Company completed an exchange offer for the shares of Gerber. The acquisition of Gerber is being accounted for under the purchase method of accounting. Accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values on the acquisition date. Each Gerber share has been exchanged for at least $3.42 in cash and up to $3.43 in value of Kellwood Common Stock, under the terms of the Merger Agreement (together with the associated preferred stock purchase rights). In accordance with the terms of the Merger Agreement, Gerber stockholders have received 0.11823 shares of Kellwood Common Stock for each Gerber share validly tendered and not withdrawn. The value of Kellwood Common Stock used in the Stock Consideration, was determined based upon the average of the closing price of one share of Kellwood Common Stock on the NYSE, as reported in The Wall Street Journal, for the 18 trading days immediately preceding the second trading day prior to the initial scheduled expiration date of the Offer. For purposes of the presentation of the pro forma combined condensed statements of operations the average closing price used to calculate the number of Kellwood shares issued is $29.01. The purchase price of the Gerber acquisition is approximately $138 million, including the cash paid for Gerber shares, value of the Kellwood Common Stock issued for Gerber shares, the amount of stock and cash paid to holders of Gerber stock options, and estimated transaction costs.

         The final determination of the allocation of purchase price will be determined based upon an analysis of the acquired assets. At this time finite-lived intangible assets have been estimated at $23. The purchase price allocation will remain preliminary until Kellwood is able to (a) complete a third party valuation of property, plant and equipment and intangible assets (b) conduct a detailed review of the value of deferred tax assets and liabilities of Gerber, and (c) evaluate the fair value of other assets and liabilities acquired. The final determination of the purchase price allocation is expected to be completed within the year following the consummation of the Merger.

NOTE 2-PRO FORMA ADJUSTMENTS

         The following adjustments are reflected in the pro forma combined condensed statements of operations to reflect the estimated impact of the Merger on the historical combined results of Kellwood and Gerber. The income tax effects of certain pro forma adjustments were calculated using an estimated 38% statutory tax rate.

         SIX MONTHS ENDED JULY 31, 2002

          (1) To incorporate Gerber's statement of operations for the period from February 1, 2002 through June 25, 2002. Certain P&L amounts were reclassified to conform Gerber's historical accounting practices to Kellwood's accounting practices.

          (2) To amortize estimated definite-lived identifiable intangible assets of Gerber acquired by Kellwood, utilizing an estimated 7-year life. Accounting for the change in interest (income)/ expense as a result of the cash paid for Gerber shares would have had an immaterial impact on the statement of operations.

          (3) Pro forma basic and diluted earnings per common share are computed by dividing the pro forma net income attributable to common shareholders by the pro forma weighted-average number of common shares outstanding. A reconciliation of shares used to compute historical basic and diluted earnings per common share to shares used to compute pro forma basic and diluted earnings per common share is as follows:

                                                                   JULY 31, 2002
Shares used to compute Kellwood historical basic earnings per
common share..................................................       23,573
Impact of Shares issued in acquisition on Kellwood historical         (563)
Shares issued in acquisition..................................        2,344
                                                                  -------------
Shares used to compute pro forma basic earnings per common share     25,354
                                                                  =============
Shares used to compute Kellwood historical diluted earnings per      23,942
common share..................................................
Impact of Shares issued in acquisition on Kellwood historical         (558)

Shares issued in acquisition..................................        2,344
                                                                  -------------
Shares used to compute pro forma diluted earnings per common
share.........................................................       25,728
                                                                  =============

         TWELVE MONTHS ENDED JANUARY 31, 2002

          (1) To reclassify certain Gerber expenses to conform to Kellwood's accounting policy including $5.5 million of distribution expenses reclassified to cost of products sold from selling, general and administrative expense.

          (2) To remove amortization of historical goodwill previously reported by Gerber.

          (3) To amortize estimated definite-lived identifiable intangible assets of Gerber acquired by Kellwood, utilizing an estimated 7-year life.

          (4) To record a pro forma adjustment of additional interest to finance the cash purchase price. This interest expense adjustment utilized a 5% interest rate, which approximates the fiscal 2001 average rate for Kellwood's similar debt instruments. Had the Merger been effective February 1, 2001, the cash paid to Gerber shareholders would have been financed through short-term notes payable for the 12 months ended January 31, 2002.

          (5) Pro forma basic and diluted earnings per common share are computed by dividing the pro forma net income attributable to common shareholders by the pro forma weighted-average number of common shares outstanding. A reconciliation of shares used to compute historical basic and diluted earnings per common share to shares used to compute pro forma basic and diluted earnings per common share is as follows:

                                                                JANUARY 31, 2002
Shares used to compute Kellwood historical basic earnings per
common share..................................................     22,761
Shares issued in acquisition..................................      2,344
                                                                ----------------
Shares used to compute pro forma basic earnings per common share   25,105
                                                                ================
Shares used to compute Kellwood historical diluted earnings per    22,912
common share..................................................
Shares issued in acquisition..................................      2,344
                                                                ----------------
Shares used to compute pro forma diluted earnings per common
share.........................................................     25,256
                                                                ================